Exhibit 99.1

Aurora Cannabis Announces First Quarter 2020 Results & Corporate Action Plan

NYSE | TSX: ACB

  Reports Industry Leading Gross Profit of $53.7 Million and 58% Cannabis Gross Margin
  Delivers Best-in-Class Indoor Cash Cost to Produce of $0.85 per gram
  Announces Plan to Settle March 2020 5.0% Convertible Debentures
  Revises Capital Expenditure Plan to Align with Long-Term Market Growth
  Generates Total Revenue of $75.6 Million Including Medical and Consumer Cannabis Net Revenue of $60.5 Million, and Wholesale Cannabis Net Revenues of $10.3 Million

EDMONTON, Nov. 14, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today its financial and operational results for the first quarter of fiscal 2020 ended September 30, 2019.

"Over the past several years, Aurora has earned its place as a global leader in the cannabis industry. Despite short term distribution and regulatory headwinds in Canada that have temporarily impacted the industry, the long-term opportunity for Aurora in the global cannabis and cannabinoids market is immense," said Terry Booth, CEO, Aurora Cannabis. "Aurora has, and will continue to focus on everything in our control. Our success in doing this was demonstrated again this quarter by continued strong improvement in our core KPIs. We delivered solid operating results this quarter, exemplified by our industry-leading cash cost to produce which declined another 25% to $0.85 per gram this quarter, as well as by our industry-leading gross margins and market share."

Mr. Booth added, "In order to capitalize on this global market, we recognize the need to be nimble and proactive. To enhance our financial flexibility and position us to take maximum advantage of future growth opportunities, we have also taken decisive steps to immediately strengthen our balance sheet. Specifically, these steps include: (1) the announcement of a formal plan to settle our 5.0% convertible debentures due March 2020, (2) a reduction in our capital investments over the next several quarters by over $190 million to better match near-term capacity expansion with anticipated demand, while maintaining our long-term demand outlook, and (3) raising over US$124 million in gross equity proceeds since the start of fiscal 2020 through our at-the-market ("ATM") financing program."

First Quarter 2020 Highlights

(Unless otherwise stated, comparisons are made between Fiscal Q1 2020 and Q4 2019 results and are in Canadian dollars)

  Cash cost to produce per gram sold declined 25% sequentially to $0.85 per gram, delivering on the Company's promised sub one dollar per gram target KPI
  Net cannabis revenue of $70.8 million compared to $94.6 million in Q4 2019;

    Non-wholesale cannabis revenue declined 19% sequentially, comprised of:

      Medical cannabis revenue of $30.5 million, an increase of 3% sequentially
      Canadian consumer cannabis revenue of $30.0 million, a decline of 33% sequentially as provincial ordering slowed considerably during the summer as distributors worked through inventories and as the industry was impacted by the slow pace of retail store licensing
    Wholesale revenues of $10.3 million, at 58% gross margin
  Production volume increased 43% sequentially to 41,436 kgs
  Total gross profit of $53.7 million and gross margin on cannabis net revenue of 58%, driven by a significant reduction in cash cost of production
  Aurora's medical patient base expanded 8% to 91,116 sequentially. As at the date of this release, Aurora has approximately 91,408 active registered patients
  Closed an amended and upsized $360 million secured credit facility which includes an accordion feature that enables Aurora to upsize the facility by approximately $40 million. As at the date of this release, approximately $160 million of this facility has not been drawn and remains available to Aurora
  Sold remaining 28.8 million shares of The Green Organic Dutchman Holdings Ltd. for gross proceeds of $86.5 million

Subsequent Events & Corporate Action Items

Subsequent to the quarter end, the Company made several decisions designed to streamline its operations, provide financial flexibility and reduce financial leverage in response to a changing market and regulatory environment, while supporting our long-term growth:

  Aurora has secured the commitment of investors holding approximately $155 million of the principal value of the 5% March 2020 Convertible Debentures ("March Convertible Debenture") to voluntarily convert their Debentures under a temporarily amended early conversion privilege (the "Amended Early Conversion Privilege"). Under this contemplated transaction, all remaining holders of the March Convertible Debentures will be granted an opportunity, for a period of time, at a price equal to a 6% discount to a 5-day volume weighted average price ("VWAP") to convert their debentures. Any holders not exercising their early conversion privilege will remain holders of their original debentures that have a 5% coupon, $13.05 conversion price and mature on March 9, 2020.
  In an effort to expand responsibly in line with global demand, the Company has made the decision to immediately cease construction activity at its Aurora Nordic 2 facility in Denmark, which is expected to save approximately $80 million over the next 12 months. Aurora Nordic 1, a 100,000 square foot facility located in Odense, Denmark, is fully completed, has received a production license, and the Company expects to receive a license to sell shortly. Furthermore, the Company has decided to defer the majority of the final construction and commissioning activities at its Aurora Sun facility for the foreseeable future which is expected to conserve approximately $110 million of cash. With the work completed to date, both the Aurora Nordic 2 and Aurora Sun facilities are now fully enclosed.  The Company expects to have at least six flower rooms completed and in operation at Aurora Sun in 2020, for a total of 238,000 square feet. As global demand develops, or as Aurora's market share in the global cannabis market increases, we will reactivate these projects.
  Aurora has been active under the US$400 million ATM distribution program as it represents a strategically valuable source of equity capital.  Fiscal year to date, the Company has raised gross proceeds of US$124.4 million through the issuance of 29,057,944 common shares.

Q1 2020 Key Financial and Operational Metrics

($ thousands, except Operational Results)	Q1 2020	Q4 2019 (4)	$ Change	% Change
Financial Results
Total net revenue	$75,245	$98,942	($23,697)	(24)%
Cannabis net revenue (1)(2a)	$70,776	$94,640	($23,864)	(25)%
Medical cannabis net revenue (1)(2a)	$30,450	$29,651	$799	3%
Consumer cannabis net revenue (1)(2a)	$30,022	$44,882	($14,860)	(33)%
Wholesale bulk cannabis net revenue (1)(2a)	$10,304	$20,107	($9,803)	(49)%
Gross margin before FV adjustments on cannabis net revenue (1)(2b)	58%	58%	N/A	0%
Gross margin before FV adjustments on medical cannabis net revenue (1)(2b)	63%	60%	N/A	3%
Gross margin before FV adjustments on consumer cannabis net revenue (1)(2b)	53%	55%	N/A	(2)%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (1)(2b)	58%	61%	N/A	(3)%
Selling, general and administration expense	$81,132	$72,869	$8,263	11%

Balance Sheet
Working capital	$123,750	$227,802	($104,052)	(46)%
Cannabis inventory and biological assets (3)	$178,748	$144,275	$34,473	24%
Total assets	$5,606,799	$5,502,830	$103,969	2%

Operational Results – Cannabis
Cash cost to produce per gram sold (1)(2c)	$0.85	$1.14	($0.29)	(25)%
Active registered patients	91,116	84,729	6,387	8%
Average net selling price of medical cannabis (1)	$8.00	$8.51	($0.51)	(6)%
Average net selling price of consumer cannabis (1)	$5.28	$5.14	$0.14	3%
Average net selling price of wholesale bulk cannabis (1)	$3.46	$3.61	($0.15)	(4)%
Kilograms produced	41,436	29,034	12,402	43%
Kilograms sold	12,463	17,793	(5,330)	(30)%

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.
(2)	Refer to the following sections in the MD&A for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the "Revenue" section in the MD&A for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the "Gross Margin" section in the MD&A for reconciliation to the IFRS equivalent.
c.	Refer to the "Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis" section of the MD&A for reconciliation to the IFRS equivalent.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	During the three months ended June 30, 2019, the Company recorded non-material year-end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
Net revenue	75,245	98,942	29,674
Design, engineering and construction services	—	—	(1,489)
Patient counseling services	(1,055)	(606)	(1,242)
Analytical testing services	(816)	(317)	(447)
Other cannabis segment revenues (accessories, hemp, other)	(2,168)	(2,760)	(1,385)
Horizontally integrated business revenue	(430)	(619)	(515)
Cannabis net revenue	70,776	94,640	24,596

The table below outlines the breakdown of cannabis net revenue between our medical, consumer and wholesale bulk markets, as well as our dried cannabis and cannabis extracts for the three months ended September 30, 2019 and the comparative periods.

($ thousands)	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
Medical cannabis net revenue
Canada dried cannabis	14,882	14,438	13,752
Canada cannabis extracts (1)	10,606	10,732	7,488
International dried cannabis	4,553	4,481	2,803
International cannabis extracts (1)	409	—	—
Total medical cannabis net revenue	30,450	29,651	24,043

Consumer cannabis net revenue
Dried cannabis	26,889	41,813	533
Cannabis extracts (1)	3,133	3,069	20
Total consumer cannabis net revenue	30,022	44,882	553

Wholesale bulk cannabis net revenue
Dried cannabis	7,432	20,107	—
Cannabis extracts (1)	2,872	—	—
Wholesale bulk cannabis net revenue	10,304	20,107	—

Total cannabis net revenue	70,776	94,640	24,596

(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays and topical revenue.

Consolidated net revenue was $75.2 million in Q1 2020 as compared to $98.9 million in the prior quarter. Medical cannabis net revenues increased to $30.5 million in Q1 2020, up 3% over the prior quarter. Consumer cannabis revenues were $30.0 million in Q1 2020, a decline of 33% from the prior quarter and contributed 40% to total consolidated net revenue. The decline in cannabis net revenues is primarily attributable to previously identified constraints in Canadian consumer retail and distribution infrastructure coupled with a decline in wholesale revenues. The Canadian wholesale market is rapidly evolving and remains an important long-term opportunity for Aurora.

As a leader in highly automated, low cost production, Aurora is well positioned to align its operating assets to rapidly respond to evolving consumer preferences while pursuing potential white label wholesale opportunities and building a strong inventory of high-quality derivative products for launch later this year.

Average net selling price of cannabis increased by $0.36 per gram over the prior quarter from $5.32 in Q4 2019 to $5.68 in Q1 2020. This increase is primarily attributable to an increase in the average net selling price of consumer cannabis coupled with a decrease in sales volumes to the bulk wholesale markets which yield lower average net selling prices as compared to the consumer and medical markets.

Gross margin on cannabis net revenue remained stable at 58% in Q1 2020, compared to 58% in the prior quarter.

During Q1 2020, Aurora produced 41,436 kilograms of cannabis as compared to 29,034 kilograms in the prior quarter. The 42.7% increase in production output was primarily due to continuing production scale up at the Company's Aurora Sky facility. While Aurora Sky has delivered well above expectations from a capacity perspective, in responding to shifting consumer preferences the Company is likely to plant higher potency, lower yielding strains which are in higher demand in the recreational market. As such we do not expect near term production to reach levels achieved in Q1 2020, and the Company continues to operate at a 150,000 kg annual production capacity.

Excluding the impact of $10.6 million in out-of-period adjustments that were recognized in Q4 2019, Q1 2020 SG&A decreased by 3% to $81.1 million. The decline was driven by a decrease in fulfilment and shipping costs, and a decline in one-time expenses related to derivative product launches and regulatory fees during Q1 2020.

Adjusted EBITDA loss was $39.7 million in Q1 2020 compared to $26.6 million in Q4 2019, excluding the impact of the $14.9 million out-of-period adjustments recognized in the prior quarter. Developing a profitable and robust global cannabis company is extremely important to Aurora. While the Company strongly believes the global market opportunity for cannabis is robust, there is uncertainty in the timing of revenue ramp-up in our core markets, and we continue to invest in our global operations which may result in near term challenges to achieving positive adjusted EBITDA. However, the Company expects adjusted EBITDA to continue to improve in the future as we increase revenue through the sale of higher-margin extract products and increase gross margins through economies of scale, while investing in corporate capabilities with controlled SG&A growth.

Outlook

The global medical cannabis and hemp derived cannabinoids markets represent a significant opportunity for Aurora. To support the Company's prospects in these markets, Aurora continues to make necessary investments that will build long-term value for its shareholders while balancing growth with prudent financial management and capital allocation. This focus includes aligning Aurora's planned cultivation assets and capital expenditures with global cannabis demand. With the Company's operating cultivation assets outperforming nameplate capacity, Aurora is positioned to the meet near term global market demand and to pursue long term white label and contract manufacturing agreements with distribution partners in the Canadian and international markets.

Effective October 17, 2019, new regulations under the Cannabis Act came into effect which will allow for the sale of higher value, in-demand products such as vape pens, edibles, and other derivatives in the consumer market ("Cannabis 2.0"). The implementation of Cannabis 2.0 remains the most important market opportunity for the Company in Canada. Aurora is extremely well positioned and has prioritized its resources to prepare for a successful initial launch and supported an ongoing replenishment strategy to ensure consumers across Canada will have access to a diverse portfolio of high-quality derivative products they want to buy. Aurora expects to begin shipping these new product formats to provincial regulators starting late December 2019.

The other near-term focus and market opportunity for the Company is expanding its operating footprint in the United States. To ensure a successful entry, Aurora is evaluating a number of potential accretive alternatives with a focus on adding operating cash flows. The Company is committed to engage only in activities which are permissible under both state and federal laws.

Conference Call

Aurora will host a conference call today, November 14, 2019, to discuss these results. Terry Booth, Chief Executive Officer, Glen Ibbott, Chief Financial Officer, Cam Battley, Chief Corporate Officer, and Michael Singer, Executive Chairman, will host the call starting at 6:00 p.m. Eastern time. A question and answer session will follow management's presentation.

Date:	Thursday, November 14th, 2019
Time:	6:00 p.m. Eastern Time | 4:00 p.m. Mountain Time
Webcast:	https://bit.ly/2JBOI2s
Replay:	(416) 849-0833 or (855) 859-2056
until 12:00 midnight Eastern Time Thursday, November 21, 2019
Reference Number:	3751059

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

Forward Looking Statements and Non-IFRS Industry Measures
This news release makes reference to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This news release uses non-IFRS measures including "cannabis net revenue", "Adjusted EBITDA", "cannabis inventory and biological assets", "cash cost to produce per gram sold", "average net selling price", "production capacity", and "SG&A".  The foregoing are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics. Definitions of the non-IFRS measures can be found in our financial statements, MD&A and this news release.

This news also release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the settlement of the March Convertible Debentures,  reduction in capital investments, and the successful launch and replenishment strategy for Cannabis 2.0 . These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government adult-use  sales channels, managements estimation of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, the ability to expand and maintain distribution capabilities, the impact of competition, and the possibility for changes in laws, rules, and regulations in the industry. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:00e 14-NOV-19